UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 8)

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G1933S101

(CUSIP Number)

Wei-Wu He Ph.D.

Emerging Technology Partners LLC

ETP Global Fund L.P.

ETP BioHealth III Fund, L.P.

Huiying Memorial Foundation

HE Family GRAT

4919 Rebel Ridge Dr.

Sugar Land, TX 77478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  G1933S101

1	NAME OF REPORTING PERSON

ETP Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

753,234
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

753,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

753,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.87%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.  G1933S101

1	NAME OF REPORTING PERSON

EMERGING TECHNOLOGY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

1,097,341
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,097,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,097,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.  G1933S101

1	NAME OF REPORTING PERSON

ETP BIOHEALTH III FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

300,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.94%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO.  G1933S101

1	NAME OF REPORTING PERSON

HUIYING MEMORIAL FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

50,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.32%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.  G1933S101

1	NAME OF REPORTING PERSON

HE Family GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

100,000
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.65%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO.  G1933S101

1	NAME OF REPORTING PERSON

WEI-WU HE, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,010,550(1)
	8	SHARED VOTING POWER

1,247,341(2)
	9	SOLE DISPOSITIVE POWER

2,010,550(1)
	10	SHARED DISPOSITIVE POWER

1,247,341(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,257,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.94%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares issuable upon the exercise of options.

(2) Includes the 50,000 shares reported by Huiying Memorial Foundation, a 501(c)(3) private family foundation. Although the Board of Trustees of Huiying Memorial Foundation consists of the three members, including the Reporting Person and a family member of the Reporting Person, and the Reporting Person is an officer of the Huiying Memorial Foundation, the Reporting Person does not participate in the investment decisions of the Foundation with respect to the Issuer’s shares. Reporting Person disclaims beneficial ownership of Huiying Memorial Foundation’s shares of Issuer. The inclusion of the 50,000 shares is not an admission that the Reporting Person is the beneficial owner of such shares for any purpose.

This Amendment No. 8 (the “Amendment No. 8”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on January 12, 2018 (the “Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed on April 4, 2018 (the “Amendment No. 1”), Amendment No. 2 filed with the SEC on March 24, 2020 (the “Amendment No. 2”), Amendment No. 3 filed with the SEC on July 29, 2020 (the “Amendment No. 3”), Amendment No. 4 filed with the SEC on February 3, 2021 (the “Amendment No. 4”), Amendment No 5 filed with the SEC on November 23, 2021 (the “Amendment No. 5”), Amendment No. 6 filed with the SEC on June 21, 2022 (the “Amendment No. 6”), and Amendment No. 7 filed with the SEC on April 18, 2023 (the “Amendment No. 7” and together with Amendments No. 1, 2, 3, 4, 5, 6 and 7, collectively, the “Amendments”). The Schedule 13D and the Amendments were filed by ETP Global Fund L.P., a Delaware limited partnership (“ETP Global”), ETP BioHealth III Fund, L.P., a Delaware limited partnership (“ETP BioHealth”), Emerging Technology Partners, LLC, a Delaware limited liability company (“ETP”), as the general partner of ETP Global and ETP BioHealth, HE Family GRAT, a grantor retained annuity trust organized under the law of Nevada and Wei-Wu He, Ph.D., as founder and managing partner of each of ETP, ETP Global and ETP BioHealth, and trustee of HE Family GRAT. Each of the foregoing, as well as Huiying Memorial Foundation, a 501(c)(3) private family foundation (the “Foundation”), is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D and the Amendments were filed with respect to the shares of common stock, $.01 par value per share of CASI Pharmaceuticals, Inc., a Delaware corporation (“CASI DE”). CASI Pharmaceuticals, Inc. (formerly known as CASI Pharmaceuticals Holdings, Inc., the “Issuer”), an exempted company incorporated under the laws of Cayman Islands, is the successor issuer pursuant to Rule 12g-3 under the Exchange Act to CASI DE after certain redomicile merger (the “Redomicile Merger”), and the Schedule 13D now relates to the Issuer’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”). Except as amended hereby and by the Amendments, the disclosure in the Schedule 13D remains in effect.

Items 2, 3, 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.    Identity and Background.

Item 2(a)–(f) of the Schedule 13D is hereby amended and supplemented by the following:

(a)–(b), (f) HE Family GRAT is a grantor retained annuity trust organized under the law of Nevada for the benefit of Dr. Wei-Wu He’s family members, and Dr. Wei-Wu He is the trustee of HE Family GRAT. The business address is 100 W. Liberty St. STE. 100, Reno, NV, 89501-1927.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds.

On June 26, 2024, HE Family GRAT and Dr. Wei-Wu He entered into a subscription agreement with the Company (the “Subscription Agreement”), pursuant to which HE Family GRAT agreed to purchase, and the Company agreed to issue and sell, 100,000 Ordinary Shares, and Dr. Wei-Wu He agreed to purchase, and the Company agreed to issue and sell, 200,000 Ordinary Shares, in each case at US$5.00 per share, on such terms and subject to such conditions set forth in the Subscription Agreement. Each of HE Family GRAT and Dr. Wei-Wu He used personal funds to complete the purchase.

On July 15, 2024, the transactions contemplated under the Subscription Agreement was consummated and the Company issued 100,000 Ordinary Shares and 200,000 Ordinary Shares to HE Family GRAT and Dr. Wei-Wu He, respectively.

Item 4.    Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 8 to Schedule 13D to report the purchase of 100,000 Ordinary Shares and 200,000 Ordinary Shares from the Company by HE Family GRAT and Dr. Wei-Wu He, respectively.

The information set forth in Item 3 above and Items 5 and 6 below is incorporated by reference herein.

Item 5.    Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 15,460,457 Ordinary Shares outstanding as of July 31, 2024, and in the denominator of the computation the number of Ordinary Shares issuable upon the exercise of options held by each beneficial owner.

A.	ETP Global

(a)	As of the close of business on August 12, 2024, ETP Global beneficially owned 753,234 ordinary shares.

Percentage: Approximately 4.87%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  753,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 753,234

(c)	ETP Global has not entered into any transactions in the shares during the past 60 days.

B.	ETP

(a)	ETP, as the general partner of ETP Global and ETP BioHealth, may be deemed the beneficial owner of the 1,097,341 Ordinary Shares. In addition, ETP is the direct beneficial owner of 44,107 Ordinary Shares.

Percentage: Approximately 7.1%

(b)

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,097,341

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,097,341

(c)	ETP has not entered into any transactions in the shares during the past 60 days.

C.	ETP BioHealth

(a)	As of the close of business on August 12, 2024, ETP BioHealth beneficially owned 300,000 Ordinary Shares.

Percentage: Approximately 1.94%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	ETP BioHealth has not entered into any transactions in the shares during the past 60 days.

D.	Foundation

(a)	As of the close of business on August 12, 2024, the Foundation beneficially owned 50,000 Ordinary Shares.

Percentage: Approximately 0.32%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  50,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 50,000

(c)	The Foundation has not entered into any transactions in the shares during the past 60 days.

E.	HE Family GRAT

(a)	As of the close of business on August 12, 2024, HE Family GRAT beneficially owned 100,000 Ordinary Shares.

Percentage: Approximately 0.65%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote:  100,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 100,000

(c)	Other than disclosed herein, HE Family GRAT has not entered into any transactions in the shares during the past 60 days.

F.	Wei-Wu He, Ph.D.

(a)	Dr. He may be deemed the beneficial owner of 2,010,550 Ordinary Shares, including 100,000 Ordinary Shares issuable upon the exercise of stock options within 60 days hereof. In addition, as founder and managing partner of each of ETP, ETP Global and ETP BioHealth, trustee of HE Family GRAT, and as a founder, officer and member of the Board of Trustees of the Foundation, Dr. He may be deemed the indirect beneficial owner of the 1,247,341 Ordinary Shares owned by ETP, ETP Global, ETP BioHealth, HE Family GRAT and the Foundation.

Percentage: Approximately 20.94%

(b)	1. Sole power to vote or direct vote: 2,010,550
2. Shared power to vote or direct vote:  1,247,341
3. Sole power to dispose or direct the disposition:  2,010,550
4. Shared power to dispose or direct the disposition: 1,247,341

(c)	Other than disclosed herein, Dr. Wei-Wu He has not entered into any transactions in the shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On June 26, 2024, HE Family GRAT and Dr. Wei-Wu He entered into the Subscription Agreement, pursuant to which HE Family GRAT agreed to purchase, and the Company agreed to issue and sell, 100,000 Ordinary Shares, and Dr. Wei-Wu He agreed to purchase, and the Company agreed to issue and sell, 200,000 Ordinary Shares, in each case at US$5.00 per share, on such terms and subject to such conditions set forth in the Subscription Agreement. On July 15, 2024, the transactions contemplated under the Subscription Agreement was consummated and the Company issued 100,000 Ordinary Shares and 200,000 Ordinary Shares to HE Family GRAT and Dr. Wei-Wu He, respectively.

The description of the above Subscription Agreement is qualified in its entirety by reference to the full text of each of such agreements, a copy of which is filed by the Reporting Person as exhibit to this Schedule 13D.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among ETP Global Fund LP, Emerging Technology Partners LLC, ETP BioHealth III Fund, LP, HE Family GRAT and Wei-Wu He, Ph.D. dated April 18, 2023

99.2	Subscription Agreement, dated June 26, 2024 and entered into between the Company, Dr. Wei-Wu He and HE Family GRAT

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024

ETP GLOBAL FUND L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

EMERGING TECHNOLOGY PARTNERS, LLC

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

ETP BIOHEALTH III FUND , L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

HUIYING MEMORIAL FOUNDATION

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	President

HE Family GRAT

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Trustee

/s/ Wei-Wu He, Ph.D.
Wei-Wu He, Ph.D.